UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  March 4, 2009                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                           NEWS RELEASE MARCH 4, 2009

                       ROCHESTER PROVIDES FINANCING UPDATE

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT; OTC: RCTFF AND FSE:R5I) The Company's previously announced private placement that included a $1-million brokered portion with Canaccord Capital Corp. has been cancelled and will be carried out as a non-brokered private placement. A total of $2.5-million will be raised for up to 10 million units at a purchase price of 25 cents per unit for gross proceeds to the Company of up to $2.5-million. Each unit will consist of one common share of the Company and one-half transferable common share purchase warrant. Each full warrant will be exercisable into one additional common share of the Company at an exercise price of 45 cents per share for a period of 18 months from the closing of the private placement. The Company expects this to be closed shortly.



ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ NICK DEMARE                              Empire Communications Inc.
-------------------------------              Tel:  604-484-0066
Nick DeMare, President and CEO               Email: info@rochesterresources.com
                                             Website: www.rochesterresources.com


ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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